UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 000-54550

CUSIP NUMBER: 811066109

(Check One): [X] Form 10-K [_] Form 20-F [_] Form 11-K [_] Form 10-Q [_] Form 10-D [_] Form N-SAR [_] Form N-CSR

For Period Ended: December 31, 2012

[_] Transition Report on Form 10-K
[_] Transition Report on Form 20-F
[_] Transition Report on Form 11-K
[_] Transition Report on Form 10-Q
[_] Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

SCRIPSAMERICA, INC.
Full Name of Registrant

Former Name if Applicable

77 McCullough Dive, Suite 7
Address of Principal Executive Office (Street and Number)

New Castle, Delaware 19720
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why the Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed):

The registrant was not able to file its Annual Report on Form 10-K for the year ended December 31, 2012 within the prescribed time period because it has experienced delays in the collection, analysis and disclosure of certain information required to be included in (or otherwise necessary in connection with) the preparation and filing of the Form 10-K. The Form 10-K will be filed within the prescribed extension period.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Richard C. Fox, Esq.	(772)	225-6435
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [_] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the fiscal 2012 the Company generated net product sales of approximately $4.9 million as compared to net product sales of approximately $5.9 million for the fiscal year 2011, a decrease of approximately $1.0 million, or 17.1%. The decline in sales versus the same twelve month period a year ago was mainly a result of the completion of a supply agreement with the VA at the end of 2011. The Company did not ship any product from a new VA contract in 2012 until the fourth quarter of 2012.

Set forth below are the preliminary results of operations data for ScripsAmerica, Inc. for the year ended December 31, 2012 and comparative data for the year ended December 31, 2011.

Product Sales: The following table sets forth selected statement of operations data as a percentage of gross sales for the twelve months period ended December 31, 2012 and 2011

Products sold	2012	% to total	2011	% to total
Prescription drug products	$4,122,000	74%	$5,334,000	83%
OTC & non prescription products	1,461,000	26%	1,093,000	17%
Gross Sales	5,583,000	100%	6,427,000	100%
Discounts / charge backs	(647,000)	13%	(155,000)	8%
Net Sales	$4,936,000		$5,956,000

Gross Profit: Gross profit for the year ended December 31, 2012 was approximately $531,000, which was 11% of our net sales. This was a decline of approximately $952,000 from the same period in 2011 and was mainly due to the sales decline of approximately $1,000,000 from the same twelve month period a year ago as well as the increase in OTC non-prescription products as a percentage of our total sales. Also impacting our gross margin percentage was the royalty expenses due on such sales which we did not have in 2011.

Operating Expenses

Selling, General and Administrative. For the year ended December 31, 2012, selling, general and administrative expenses (“S,G&A”) increased approximately $290,000 to approximately $1.3 million as compared to approximately $1.0 million for fiscal year 2011. The changes in S,G&A expenses was mainly a result of (a) an increase in selling costs of approximately $393,000 mainly due to the distribution of samples associated with our selling efforts to promote the RapiMed rapidly dissolving tables, sampling costs were approximately $273,000. We also incurred approximately $120,000 for costs associated for trade shows and advertising. (b) a reduction in board of director’s compensation of approximately $27,000 due to a one-time issuance of common stock grants to new board members in 2011, (c) costs associated with registration and SEC compliance related to our S-1 filing in 2011 decreased by approximately $290,000 (of which approximately $109,000 was a non-cash transaction for stock warrants granted for services provided), (d) salaries and wages decreased approximately $19,000, (e) professional fees, consisting mainly of legal costs, accounting fees and general consulting increased approximately $110,000, (f) insurances costs increased approximately $30,000 versus prior year 2011, (g) public relations and cost associated with public company expenses increased approximately $52,000 and (h) various other office type expenses made up the balance of the increase in selling, general and administrative expenses of approximately $41,000.

Research and Development. The Company’s expenditures for research and development cost declined approximately $557,000, for the year ended December 31, 2012, compared to the same period in 2011. The decline in our research and development costs can mainly be attributed to the completion of our on-going research related to new product development at the end of 2011.

Total Other Expenses. Other expenses for the year ended December 31, 2012 increased approximately $9,000 to approximately $263,000 from approximately $254,000 in 2011. Other expenses consists of interest expense, amortization of debt discount and change in fair value of derivative liabilities. Interest expense associated with our factoring fees for the fiscal year 2012 decline approximately $7,000 to approximately $47,000. Interest expense associated with convertible notes payable for fiscal year 2012 was approximately $156,000 an decrease of approximately $3,000 over the prior year. For the fiscal year 2012 we incurred approximately $2,000 expense for amortization of debt discount whereas in the same period in 2011 the amortization of the debt discount was approximately $37,000, a decline of approximately $35,000. The Company obtained a line of credit with a bank that carries a lower interest rate. Interest expense associated our line of credit was $750 for the fiscal year 2012. Interest cost associated with our purchase order financing was approximately $36,000 for 2012 and $0 for the same period in 2011. Interest cost associated with a term loan of $500,001 was approximately $15,000 for the year ended December 31, 2012 compared to $0 for the same period in 2011.

Income taxes (benefit). Total income taxes (benefits) for the year ended December 31, 2012 was approximately $302,000 as compared to a tax benefit of approximately $41,000 for 2011, an increase in the tax benefit of approximately $202,000 compared to the same period in the prior year. This tax benefit is a result of a net loss before taxes of approximately $902,000 for the fiscal year 2012.

Net Income (Loss) Applicable to Common Shares. The Company recorded a net loss of approximately $773,000 for the year ended December 31, 2012, compared to a net loss of approximately $340,000 for the prior year 2011, an increase in net loss of approximately $319,000. This increase in net loss is mainly due to a significant reduction in net sales of approximately $814,000 resulting in the gross margin decline of approximately $770,000 versus 2011. Selling costs associated with the launch of RapiMed resulted in an increase of approximately $393,000 in SG&A costs. Offsetting the decline in our gross margin was a decline in R & D expenses of approximately $557,000, a decrease in general and administration expenses of approximately $96,000 which expense reductions were slightly offset by an increase in our other expense of approximately $11,000. The Company incurred approximately $175,000 of non-cash expense for the issuance of stock for services during the year ended December 31, 2012. The income tax benefit increased approximately $202,000 compared to 2011. The Company accrued a preferred stock dividend of $83,440 and $20,860 for the years ended December 31 2012 and 2011, respectively, resulting in a loss of income available to common shareholders of $742,338 and $402,535 for the fiscal year, 2012 and 2011, respectively. Basic and diluted loss per common share was $0.01 for the years ended December 31, 2012, and 2011.

 ScripsAmerica, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

SCRIPSAMERICA, INC.

Date: April 1, 2013	By: /s/ Robert Schneiderman
Robert Schneiderman
Chief Executive Officer